FILED VIA EDGAR


                              SEPTEMBER 28, 2005


                      SECURITIES AND EXCHANGE COMMISSION


                            450 FIFTH STREET, N.W.


                               JUDICIARY PLAZA


                            Washington, D.C. 20549


                   RE: WITHDRAWAL OF REGISTRATION STATEMENT


                     FORM 8-A12G FILED DECEMBER 27, 2004.


                              FILE NO. 000-51092


                            Ladies and Gentlemen:


Pursuant to Rule 477(a) of the 1933 Act Rules, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Innovative Energy Solutions, Inc. (the "Registrant") to withdraw the Registration Statement on Form 8-A12G, as amended, filed by the Registrant on December 27, 2004 (the "Registration Statement").


The Registrant makes application to withdraw the Form 8-A12G for the following reasons: The Form 8-A12G to register the Registrant's common stock under
Section 12(g) of the Securities Exchange Act of 1934, as amended was filed concurrently with the Registrant's Form SB-2 (File Number 333-121671) to register securities under the Securities Act of 1933. Both Forms were filed on December 27, 2004. The Registrant was to become a Section 12(g) reporting company upon the effectiveness of its Form SB-2 registration statement. The Form SB-2 did not become effective because it was withdrawn by the Registrant by its filing of its Form RW on August 10, 2005. The Registrant did not sell any securities pursuant to the Form SB-2. Because the effectiveness of the Registrant's Form 8-A12G was contingent upon the effectiveness of its Form SB-2 registration statement which did not occur, the Registrant is filing this Form RW to withdraw its Form 8-A12G. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement.


Sincerely,

/s/ Patrick J. Cochrane
---------------------
Patrick J. Cochrane
Chief Executive Officer